Exhibit 99.33

NuRAN Wireless Inc.

FORM 51-102F3

Material Change Report

Item 1: Name and Address of Company

NuRAN Wireless Inc. (the “Company” or “NuRAN")

2150 Cyrille-Duquet

Quebec, QC G1N 2G3

Item 2: Date of Material Change

April 2, 2024

Item 3: News Release

A news release was issued and disseminated on April 4, 2024 and filed on SEDAR at www.sedarplus.ca, a copy of which is attached hereto as Schedule “A”.

Item 4: Summary of Material Change

The Company announced it has amended the terms of the factoring agreement dated August 28, 2023. Pursuant to the Amendment, the Company has sold additional Receivables valued at $1.911 million bringing the current total of Receivables currently owed to the Factor being $12 million. As consideration for the sale of these additional Receivables, the Company has already received cash of $675,000 and is to receive an additional cash payment of $325,000 on or before April 30, 2024 for the purpose of funding working capital requirements leading up to the finalisation of recently approved US $5M Loan Facility. Included in the Amendment, the factoring company agreed to extend various deadlines until April 30, 2024 and a certain limitations on converting into shares of the Company.

Item 5.1: Full Description of Material Change

See attached news release at Schedule “A” to this report.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

NuRAN Wireless Inc.

Francis Letourneau, Director and CEO

info@nuranwireless.com
Tel: (418) 264-1337

Item 9: Date of Report

This report is dated as of September 26, 2025

SCHEDULE “A”

Please see attached.

For immediate release

NuRAN Confirms US $800K Credit Facility and Completes 19 New

Sites

Quebec, QC, Canada, April 4th, 2024 – NuRAN Wireless Inc. (“NuRAN” or the “Company”) (CSE: NUR) (OTC: NRRWF) (FSE: 1RN), a leading supplier of mobile and broadband wireless infrastructure solutions, is pleased to announce the confirmation of US $800K credit facility from a local Cameroon Commercial Bank to NuRAN Cameroon and specifically to support further deployment of sites. The announced credit facility has a 2-year tenor with a 9% interest rate per annum.

“With this new cash injection, NuRAN will continue to deploy new sites in Africa. As we deploy new sites, NuRAN will be in a stronger position of reporting site data which will help us to further secure additional funds to achieve new milestones of total sites deployed” stated Francis Letourneau, CEO of Nuran Wireless Inc.

NuRAN is also pleased to announce that it has now completed 19 of 21 sites and 5 site upgrades. The site builds were funded partially by cashflow generated in country and equipment previously paid for and in inventory. The total number of live sites in Africa is now 183 from the previous 164.

Update on the Factoring Agreement

NuRAN is pleased to announce that it has amended the terms of the factoring agreement dated August 28, 2023 and later amended as announced on the 1st of December (the “Amendment”). Pursuant to the Amendment, the Company has sold additional Receivables (as defined in the Company’s news release dated August 28, 2023) valued at $1.911 million bringing the current total of Receivables currently owed to the Factor (as defined in the Company’s news release dated August 28, 2023) being $12 million. As consideration for the sale of these additional Receivables, the Company has already received cash of $675,000 and is to receive an additional cash payment of $325,000 on or before April 30, 2024 for the purpose of funding working capital requirements leading up to the finalisation of recently approved US $5M Loan Facility. Included in the Amendment, the factoring company agreed to extend various deadlines until April 30, 2024 and a certain limitations on converting into shares of the Company.

The CEO of the Factor commented “while we share the public sentiment regarding the delays in Nuran securing the various capex loans that are needed to propel Nuran’s business forward, we remain confident in Nuran’s business model and bright future. As such, we are happy to continue funding Nuran on the interim basis until the various capex loans are funded and wish to clarify that we have no present intention to exercise any rights related to event of defaults, like all shareholders, we are waiting patiently for Nuran’s bright future.”

About NuRAN Wireless:

NuRAN Wireless is a leading rural telecommunications company that meets the growing demand for wireless network coverage in remote and rural regions around the globe. With its affordable and innovative scalable solutions of 2G, 3G, and 4G technologies, NuRAN Wireless offers a new possibility for more than one billion people to communicate effectively over long distances efficiently and affordably. “Bridging the Digital Divide, One Connection at a Time.”

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Frank Candido

Investor relations

Frank.candido@nuranwireless.com

Tel: (514) 969-5530

Neither the Canadian Securities Exchange nor its Market Regulator (as defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This news release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as, “expects”, “is expected”, “anticipates”, “intends”, “believes”, or variations of such words and phrases or state that certain actions, events or results “may” or “will” be taken, occur or be achieved. Forward-looking statements include those relating to the signing and closing of the DFI loans, statements with respect to the number of live towers to be installed and proposed revenues over 2023, 2024 and 2025, statements with respect to financing at the NuRAN Africa intended to be complementary to the DFI loans and if completed is intended be used to accelerate growth in other markets, including recent contracts signed in Ivory Coast and Madagascar, statements with respect to the future conversion of sites in inventory to live sites as the Company secures additional financing to support the conversion, statements with respect to proposed debt settlements with management and short term and long term lenders including any potential restructuring of debt and that the execution of the loan agreement with the DFIs will propel NuRAN to build towers at an aggressive pace and fulfil our 2024 and 2025 expectation. Forward-looking statements are not a guarantee of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, expressed or implied by these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, such as the uncertainties regarding include risks such as the uncertainties regarding the impact of the COVID-19 outbreak, and measures to prevent its spread, risks relating to NuRAN’s business and the economy generally; NuRAN’s ability to refinance its long term and short term debt; NuRAN’s ability to adequately restructure its operations with respect to its new model of NaaS service contracts; NuRAN’s ability to complete the DFI financings, our ability to collect fees from our telecommunication providers and reliance on the network of our telecommunications providers, the capacity of the Company to deliver in a technical capacity and to import inventory to Africa at a reasonable cost; NuRAN’s ability to obtain project financing for the proposed site build out under its NaaS agreements with Orange, MTN and other telecommunication providers, the loss of one or more significant suppliers or a reduction in significant volume from such suppliers; NuRAN’s ability to meet or exceed customers’ demand and expectations; significant current competition and the introduction of new competitors or other disruptive entrants in the Company’s industry; effects of the global supply shortage affecting parts needed for NuRAN’s sites and site installations; NuRAN’s ability to retain key employees and protect its intellectual property; compliance with local laws and regulations and ability to obtain all required permits for our operations, access to the credit and capital markets, changes in applicable telecommunications laws or regulations or changes in license and regulatory fees, downturns in customers’ business cycles; and insurance prices and insurance coverage availability, the Company’s ability to effectively maintain or update information and technology systems; our ability to implement and maintain measures to protect against cyberattacks and comply with applicable privacy and data security requirements; the Company’s ability to successfully implement its business strategies or realize expected cost savings and revenue enhancements; business development activities, including acquisitions and integration of acquired businesses; the Company’s expansion into markets outside of Canada and the operational, competitive and regulatory risks facing the Company’s non-Canadian based operations. Accordingly, readers should not place undue reliance on forward looking information. Other factors which could materially affect such forward-looking information are described in the risk factors in the Company’s most recent annual management’s discussion and analysis that is available on the Company’s profile on SEDAR at www.sedar.com.

The estimates included in this news release relating to the calculation of the gross revenue of the agreements with Orange and MTN are based on multiplying an average population per site by the expected penetration rate which yields the number of mobile customers. This is then multiplied by the average revenue per customer per month (ARPU) to derive total revenue. Orange and MTN’s direct costs associated with this revenue are deducted and the resulting amount is shared by both parties. The revenue share only applies to revenue in excess of a guaranteed amount which is the minimum paid to NuRAN. A penetration rate reduction factor has been used to mitigate risk. The base data used to calculate the total potential revenue of this agreement was provided by Orange and MTN based on average population, penetration rate and ARPU. Management of the Company believes that the estimates have been prepared on a reasonable basis, reflecting best estimates and judgments, and based on a number of assumptions management believes are reasonable as well as information provided to the Company by Orange and MTN. However, because this information is highly subjective and subject to numerous risks, including the risks discussed above, it should not be relied on as necessarily indicative of future results. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the estimates prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This press release may contain future oriented financial information (“FOFI”) within the meaning of Canadian securities legislation, about prospective results of operations including projected revenue, financial position or cash flows, based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by management to provide an outlook of the Company’s activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the heading above entitled “Forward-Looking Statements” and assumptions with respect to the costs and expenditures to be incurred by the Company, capital expenditures and operating costs, taxation rates for the Company and general and administrative expenses. Management does not have, or may not have had at the relevant date, firm commitments for all of the costs, expenditures, prices or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not, or may not have been at the relevant date of the FOFI, objectively determinable.

The FOFI contained in this press release are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future installation and funding of towers under the Company’s NAAS agreements in Africa, (ii) continued revenue generation by the Mobile Network Operators (MNOs) over our NAAS infrastructure in line with our projections as well as the continued viability of these MNOs given the concentration of our operations on few key customers, (iii) no adverse changes in exchange rates our the ability to transfer currency in countries with foreign currency denominated NAAS contracts or economies, (iv) the future viability and competitiveness of our RAN solutions which are sold under traditional equipment sale contracts and provide a source of additional cashflow, (v) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Company’s business, (vi) the continuation of our NAAS agreements beyond their current contractual minimum periods to assure long term revenue, (vii) on-going costs of operating our NAAS towers including maintenance, repair, replacement of damaged or stolen equipment as well as VSAT and other input costs in line with our expectations, (viii) the Company’s ongoing inventory levels, build and other operating cost estimates, (ix) no adverse factors in the political and regulatory regimes in which the Company operates, (x) no significant competitive threat from alternative rural connectivity solutions such as low-earth orbit or other technologies as well as alternative NAAS providers, (xi) availability and net proceeds from the Company’s proposed loans with DFIs and other alternative financings, including, without limitation the equity financing of the parent company and the Company’s subsidiaries; (xii) the ability to successfully extend maturity dates and obtain bridge capital when needed for working capital purposes, (xiii) the ability to continue to source products and services from critical outsourced providers including producers of its Radio-Access Network (RAN) equipment and construction and maintenance of NAAS sites, (xiv) assurance of supply from critical third party providers of technical equipment for our NAAS sites including solar and satellite equipment and terminals, (xv) access to qualified staff in new markets we are entering and in markets where we are growing, and (xvi) risks from the COVID-19 pandemic or other public health epidemics which could affect our staff but especially in African countries which are more vulnerable to these outbreaks. The FOFI or financial outlook contained in this press release do not purport to present the Company’s financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled “Forward-Looking Statements” and under the heading “Risk Factors” in the Company’s public disclosures, FOFI or financial outlook within this press release should not be relied on as necessarily indicative of future results. Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this press release. Except as required by Canadian securities laws, the Company does not intend, and does not assume any obligation, to update such FOFI.